Filed Pursuant to Rule 424(b)(3)

File No. 333-264791

FLAT ROCK ENHANCED INCOME FUND

SUPPLEMENT NO. 1, DATED NOVEMBER 13, 2023

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 28, 2023

This document supplements, and should be read in conjunction with, the Fund’s prospectus and statement of additional information, each dated April 28, 2023, relating to the Fund’s offering of unlimited common shares of beneficial interest. Terms used and not otherwise defined in this Supplement No. 1 shall have the same meanings as set forth in the Fund’s prospectus and/or statement of additional information.

The purpose of this supplement is to announce the completion of a preferred shares offering to a single institutional investor and to update the Fees and Fund Expenses section on page 12 of the Fund’s prospectus.

PREFERRED SHARES OFFERING

Effective November 6, 2023, the Fund supplemented its Amended and Restated Agreement and Declaration of Trust to (i) classify an unlimited number of shares as authorized but unissued preferred shares of the Fund, par value $0.001 per share; (ii) approve the designation and issuance by the Fund of up to 1,000 shares of Floating Rate Series A Cumulative Term Preferred Shares due 2025 (the “Series A Preferred Shares”); and (iii) to state the preferences, rights, voting powers, restrictions, limitations as to dividends and distributions, qualifications, and terms and conditions of redemption of the Series A Preferred Shares.

On November 9, 2023, the Fund completed a private offering of 1,000 Series A Preferred Shares to a single institutional investor at an offering price of $9,700 per share for total gross proceeds of $9,700,000.

FEES AND FUND EXPENSES

The disclosure under the heading “Fees and Fund Expenses” on page 12 of the Fund’s prospectus is deleted in its entirety and replaced with the following:

The following table includes fees and expenses that an investor in the Fund may incur, directly or indirectly.

Shareholder Transaction Expenses	None.

Annual Expenses (as a percentage of net assets attributable to shares)(1)
Management Fees(2)	1.38%
Incentive Fees (15% of investment income)(3)	1.50%
Interest Payments on Borrowed Funds(4)	0.10%
Other Expenses(5)	1.10%
Acquired Fund Fees and Expenses(6)	None
Total Annual Expenses	4.08%

(1)	The fees and expenses in this table are based upon the weighted average of estimated net assets of the Fund for its first year of operations of $50 million.
(2)	The SEC requires that the “management fees” percentage be shown as a percentage of net assets attributable to common shareholders, rather than total assets, including assets that have been funded with borrowed monies because common shareholders bear all of this cost.
(3)	The incentive fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the incentive fee to increase to the extent the Fund earns greater interest income through its investments. The incentive fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s adjusted capital, equal to 1.75% per quarter, or an annualized hurdle rate of 7.00%, subject to a “catch-up” feature. See “Management of the Fund - Investment Advisory Agreement” for a full explanation of how the Incentive Fee is calculated.

(4)	These expenses represent estimated interest payments we expect to incur in connection with our outstanding preferred shares during the current fiscal year. As of November 10, 2023, we had 1,000 shares of Floating Rate Series A Cumulative Term Preferred Shares due 2025 outstanding.
(5)	Other expenses include accounting, legal and auditing fees, reimbursement of the compensation for administrative personnel and fees payable to the Fund’s independent trustees. Other expenses are estimated for the current fiscal year.
(6)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These indirect costs may include performance fees paid to the Acquired Fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. If Acquired Fund Fees and Expenses are incurred, the operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. The amounts under this line item are estimated for the current fiscal year and are less than 1 basis point. Therefore, any such estimated amounts are included in other expenses.

EXAMPLE

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The example reflects total expenses for the one-, three-, five-, and ten-year periods:

Example	1 Year	3 Years	5 Years	10 Years
Shares of Beneficial Interest	$41	$123	$207	$421

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by the Transfer Agent, currently $15.00. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.